Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

XPeng Inc.

小鵬汽車有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

NOTICE OF THE ANNUAL GENERAL MEETING

Enclosed is the notice of the annual general meeting of the shareholders (the “AGM”) of XPeng Inc. (the “Company” or “we”), which serves as the notice of the AGM required under Rule 13.71 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”). This notice is also available for viewing on the Company’s website at www.xiaopeng.com.

The AGM will be held on June 24, 2022, at 10:00 a.m. Hong Kong time, at No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, PRC for the purpose of considering and, if thought fit, passing the following resolutions:

AS ORDINARY RESOLUTIONS

1.

To receive and adopt the audited consolidated financial statements of the Company and the reports of the directors (the “Director(s)”) and the auditor of the Company for the year ended December 31, 2021.

2.	To re-elect Mr. Xiaopeng He as an executive Director.

3.	To re-elect Mr. Yingjie Chen as a non-executive Director.

4.	To re-elect Mr. Ji-Xun Foo as a non-executive Director.

5.	To re-elect Mr. Fei Yang as a non-executive Director.

6.	To authorize the board of Directors (the “Board”) to fix the respective Directors’ remuneration.

7.

To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remunerations for the year ending December 31, 2022.

8.	To consider and approve:

“THAT:

a)

subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A ordinary shares or securities convertible into Class A ordinary shares, or options, warrants or similar rights to subscribe for Class A ordinary shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Class A ordinary shares or securities convertible into Class A ordinary shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A ordinary shares) that would or might require the exercise of such powers;

b)

the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

c)

the total number of Class A ordinary shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)

the grant or exercise of any options under any share option scheme of the Company or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the directors, officers and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A ordinary shares or rights to acquire Class A ordinary shares;

(iii)	the vesting restricted share units granted or to be granted pursuant to the 2019 Equity Incentive Plan of the Company;

(iv)

any scrip dividend or similar arrangement providing the allotment and issue of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company; and

(v)	a specific authority granted by the shareholders of the Company in general meeting,

shall not exceed 20% of the total number of issued shares of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly.

d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the articles of association of the Company or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue” means an offer of shares of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for shares of the Company, open for a period fixed by the Directors to holders of shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares of the Company (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).”

9.	To consider and approve:

“THAT

a)

a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own shares on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Hong Kong Stock Exchange for this purpose, provided that the total number of shares of the Company which may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued shares of the Company as at the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

10.

To consider and approve that conditional upon the passing of resolutions set out in items 8 and 9, the general mandate referred to in the resolution set out in item 8 be and is hereby extended by the addition to the aggregate number of shares that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of shares repurchased by the Company pursuant to the mandate referred to in the resolution set out in item 9, provided that such amount shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution).

By order of the Board
XPeng Inc.
Xiaopeng He
Chairman

Hong Kong, Thursday, May 12, 2022

As at the date of this notice, the board of directors of the Company comprises Mr. Xiaopeng He and Mr. Heng Xia as executive Directors, Mr. Yingjie Chen, Mr. Qin Liu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive Directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

*	For identification purpose only

XPENG INC.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: XPEV, HKEx Stock Code: 9868)

NOTICE OF THE ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of the shareholders (the “AGM”) of XPeng Inc. (the “Company” or “we”) will be held on June 24, 2022, at 10:00 a.m. Hong Kong time, at No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, PRC for the purpose of considering and, if thought fit, passing the following resolutions:

AS ORDINARY RESOLUTIONS

1.

To receive and adopt the audited consolidated financial statements of the Company and the reports of the directors (the “Director(s)”) and the auditor of the Company for the year ended December 31, 2021.

2.	To re-elect Mr. Xiaopeng He as an executive Director.

3.	To re-elect Mr. Yingjie Chen as a non-executive Director.

4.	To re-elect Mr. Ji-Xun Foo as a non-executive Director.

5.	To re-elect Mr. Fei Yang as a non-executive Director.

6.	To authorize the board of Directors (the “Board”) to fix the respective Directors’ remuneration.

7.

To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remunerations for the year ending December 31, 2022.

8.	To consider and approve:

“THAT:

a)

subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A ordinary shares or securities convertible into Class A ordinary shares, or options, warrants or similar rights to subscribe for Class A ordinary shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Class A ordinary shares or securities convertible into Class A ordinary shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A ordinary shares) that would or might require the exercise of such powers;

b)

the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

c)

the total number of Class A ordinary shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)

the grant or exercise of any options under any share option scheme of the Company or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the directors, officers and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A ordinary shares or rights to acquire Class A ordinary shares;

(iii)	the vesting restricted share units granted or to be granted pursuant to the 2019 Equity Incentive Plan of the Company;

(iv)

any scrip dividend or similar arrangement providing for the allotment and issue of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company; and

(v)	a specific authority granted by the shareholders of the Company in general meeting,

shall not exceed 20% of the total number of issued shares of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly.

d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the articles of association of the Company or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue” means an offer of shares of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for shares of the Company, open for a period fixed by the Directors to holders of shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares of the Company (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).”

9.	To consider and approve:

“THAT

a)

a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own shares on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Hong Kong Stock Exchange for this purpose, provided that the total number of shares of the Company which may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued shares of the Company as at the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

10.

To consider and approve that conditional upon the passing of resolutions set out in items 8 and 9, the general mandate referred to in the resolution set out in item 8 be and is hereby extended by the addition to the aggregate number of shares that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of shares repurchased by the Company pursuant to the mandate referred to in the resolution set out in item 9, provided that such amount shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution).

ORDINARY SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on May 23, 2022, Hong Kong time, as the record date (the “Shares Record Date”) of the Class A ordinary shares and/or Class B ordinary shares of the Company, each with a par value US$0.00001 per share. Holders of record of the Company’s Class A ordinary shares and/or Class B ordinary shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof.

In order to attend this AGM, persons who hold the Company’s Class A ordinary shares and/or Class B ordinary shares directly on our Cayman Islands register of members should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with our share registrar in Cayman Islands, Harneys Fiduciary (Cayman) Limited, at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1- 1002, Cayman Islands, before 4:30 p.m., Hong Kong time, on May 23, 2022. Persons who wish to attend this AGM and hold the Company’s Class A ordinary shares directly on our Hong Kong register of members should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with our registrar in Hong Kong, Tricor Investor Services Limited, at Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong, within the same period (i.e. before 4:30 p.m., Hong Kong time, on May 23, 2022).

Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on May 23, 2022, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying class A ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

ATTENDING THE AGM

Only holders of record of Class A ordinary shares and/or Class B ordinary shares as of the Shares Record Date are entitled to attend and vote at the AGM. Please note that holders of ADSs are not entitled to attend the AGM. Any ADS holder who appears at the venue of the AGM will not be allowed to attend the AGM. Any ADS holder that wishes to attend the AGM or vote directly must cancel their ADS(s) in exchange for Class A ordinary shares and will need to make arrangements to deliver their ADS(s) to Citibank, N.A., as depositary of the ADS(s), for cancellation with sufficient time to allow for the delivery and exchange of them for the underlying Class A ordinary shares before the Shares Record Date.

We encourage shareholders planning to attend the AGM in person to pre-register by sending an email to irxpev@x-peng.cn.

In order for us to better protect your health and safety and enable us to comply with government-imposed social distancing measures and other requirements that may be in effect from time to time due to the COVID-19 pandemic, we may implement certain precautionary measures, including:

•	compulsory body temperature screenings (any person with a body temperature above 37.5 degrees Celsius will be denied attendance);

•

requiring you to wear a surgical face mask at all times during the AGM (please note that no surgical face mask will be provided at the AGM and all attendees should wear their own surgical face masks); and

•	no corporate gifts will be provided, and no drinks or refreshment will be served.

Any holder of Class A ordinary shares and/or Class B ordinary shares and any duly appointed proxy or corporate representative of a holder of Class A ordinary shares and/or Class B ordinary shares, or any other person claiming a right to attend the AGM, must be, and must appear to be healthy to attend the AGM both at the point of entry and throughout the proceedings of the meeting. Any person who is not in such condition at all relevant times, or who does not comply with any precautionary measures being implemented, in each case in the reasonable view of any officer or agent of the Company, may be refused entry to the AGM, or may be instructed to leave the AGM at any time. All officers and agents of the Company reserve the right to refuse any person entry to the AGM, or to instruct any person to leave the AGM, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Class A ordinary shares and/or Class B ordinary shares as of the Shares Record Date may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote the Class A ordinary shares represented by the ADSs. Please refer to the proxy form (for holders of Class A ordinary shares and/or Class B ordinary shares) or ADS voting card (for holders of ADSs), which is attached hereto and made a part of this notice and also the proxy statement for further details and instructions. The proxy statement and the proxy form are also available for viewing on our website at www.xiaopeng.com and website of the Hong Kong Stock Exchange at www.hkexnews.hk .

Holders of record of the Company’s Class A ordinary shares and/or Class B ordinary shares as of the Shares Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to us (for holders of Class A ordinary shares and/or Class B ordinary shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on June 22, 2022 to ensure your representation at the AGM, and Citibank, N.A. must receive your voting instructions by no later than 10:00 a.m., New York time, on June 16, 2022 to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the AGM.

By order of the Board
XPeng Inc.
Xiaopeng He
Chairman

Hong Kong, Thursday, May 12, 2022